UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. ______)*

Thunder Fusion Corporation

 (Name of Issuer)

Common Stock ($.001 par value)

(Title of Class of Securities)

None

(CUSIP Number)

Clifford J. Hunt, Esquire

LAW OFFICE OF CLIFFORD J. HUNT, P.A.

8200 Seminole Boulevard

Seminole, Florida 33772

727) 471-0444

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

September 12, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. None
(1)	NAME OF REPORTING PERSON: Clean Energy Tech Co. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only): 59-3601694
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) Member of the group and membership is expressly affirmed [ ] (b) Disclaims membership in a group [x]
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Florida, United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 4,403,060 (29.3%)
	(8)	SHARED VOTING POWER 0
	(9)	SOLE DISPOSITIVE POWER 4,403,060 (29.3%)
	(10)	SHARED DISPOSITIVE POWER 0
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,403,060 (29.3%)
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29.3%
(14)	TYPE OF REPORTING PERSON CO

Item 1.  Security and Issuer

This Statement of Schedule 13D (this “Schedule”) relates to the shares of common stock, par value $.001 per share (the “Common Stock”) of Thunder Fusion Corporation, a Florida corporation (the “Issuer”). The Issuer maintains its principal executive offices at 150 Rainville Road, Tarpon Springs, Florida 34689.

Item 2. Identity and Background

Below is information regarding the reporting person.

(a)

This statement is filed by Clean Energies Tech Co., a Florida corporation (the “Reporting Person”).  The Reporting Person is engaged in the scientific development of clean energy technologies.  The principal owners of the Reporting Person are: Dr. Ruggero M. Santilli (“Dr. Santilli” or “Principal”) and Mrs. Carla Santilli (“Mrs. Santilli” or “Principal”).

(b)

The Reporting Person and the Principals maintain a business address at 35246 US 19 North, Suite 215, Palm Harbor, Florida 34684.

(c)

Dr. Santilli also serves as Chairman of the Board of Directors and Chief Executive Officer for Thunder Fusion Corporation, which maintains its business address at 150 Rainville Road, Tarpon Springs, Florida 34689.  He also is president and director for the Reporting Person and a member and manager for Global Beta, LLC, which maintains its business address at 35246 US 19 North, Suite 215, Palm Harbor, Florida 34684.  Mrs. Santilli also serves as Secretary, Treasurer and a director for Thunder Fusion Corporation. Mrs. Santilli is the Chief Executive Officer for the Reporting Person and a member and manager for Global Beta, LLC.  Mrs. Santilli also is the treasurer and a director for The R.M. Santilli Foundation, Inc., a Florida non-profit corporation.

(d)

No reportable event exists.

(e)

No reportable event exists.

(f)

The Reporting Person is a Florida corporation and the Principals are citizens of the United States.

Item 3. Source and Amount of funds or Other Consideration

On September 12, 2013, the Reporting Person acquired 4,403,060 shares of Issuer’s Common Stock from Dr. Ruggero M. Santilli in a cashless transfer of ownership.

Item 4.  Purpose of Transaction

The acquisition of Common Stock by the Reporting Person occurred as a result of Dr. Santilli’s desire to transfer ownership to various business entities controlled by Mrs. Santilli and him.   Neither the Reporting Person nor Principals have formulated any plans or proposals that would require disclosure under sub-paragraphs (a) through (j) of this Item 4.

Item 5.  Interest in Securities of the Issuer

(a)

The aggregate number of shares of the Issuer acquired by the Reporting Person was 4,403,060 shares, representing 29.3% of the class.

(b)

The Reporting Person has the sole power to vote and sole power to dispose of the 4,403,060 shares.

(c)

There were no transactions in the common stock of the Issuer, other than as reported in this Schedule 13D, effected during the 60 days preceding the filing date of this Schedule 13D.

(d)

Not applicable.

(e)

Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None.

Item 7.  Material to Be filed as Exhibits

None.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 17, 2013

Date

By:

 /s/:

Dr. Ruggero M. Santilli

Name:

Dr. Ruggero M. Santilli

Title:

President

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